ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
ПО ЭЛЕКТРОСВЯЗИ И ТЕЛЕКОММУНИКАЦИЯМ
В ХАНТЫ-МАНСИЙСКОМ АВТОНОМНОМ ОКРУГЕ
ХАНТЫМАНСИЙСКОКРТЕЛЕКОМ

628011, г. Ханты-Мансийск, Ханты-Мансийский
автономный округ, Тюменская область,
ул. Коминтерна, 3, (а/я 26).
телефон: (34671) 91003, 91004,
телефакс: (34671) 30404
E-mail: central@okrtelecom.wsnet.ru
ОКПО 011604438

14.03.02. № 29/1241

На ____________ от ____________

Securities and Exchange Commission
Division of Corporate Finance

Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Khantymansiyskokrtelecom
Exemption № 82-4823

Dear Sir or Madam,

In connection with Khantymansiyskokrtelecom's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b) (l)(iii).

On February 19, 2002 CJSC «Registrator-svyaz», register holder of JSC «Khantymansiyskokrtelecom», paid up 1000 common and 13 600 preferred nominal shares of the emitter. «Khantymansiyskokrtelecom» redeemed the mentioned shares from 7 shareholders. These shareholders – private persons, used the right of requiring redemption of securities, provided by Article 75 of the Federal Law «On joint-stock companies». They obtained this right as the result of voting against reorganization of the Company by way of accession to JSC "Uralsvyazinform", and also of not taking part in voting on the given issue. The meeting, which discussed the issue of reorganization, took place in October last year.

In this connection at present the authorized capital of the Company constitutes 348, 435 million rubles.

Nominal value of the each Company share, both preferred and common, constitutes 15 rubles.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-9538, which was declared effective by the SEC on October 21, 1998.

Sincerely yours,

Sergey N. Kosterin

Chief of Securities Department

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